EXHIBIT 99.5

Fiscal and Economic Update

FIRST QUARTER 2026–2027

August 2026
Department of Finance and Treasury Board

New Nouveau Brunswick

Fiscal and Economic Update
First Quarter 2026–2027

Published by:
Department of Finance and Treasury Board
Government of New Brunswick
P.O. Box 6000
Fredericton, New Brunswick
E3B 5H1
Canada
Finance and Treasury Board - New Brunswick

August 2026

Translation:
Translation Bureau, Service New Brunswick

ISBN 978-1-4605-4261-3

2026–2027 Fiscal Update

Projections for the 2026–2027 fiscal year show a deficit of $1.66 billion compared to the budgeted deficit of $1.39 billion.

Total revenue is projected to be $35.8 million lower than budget. This is largely driven by lower federal conditional grants, particularly under the Integrated Bilateral Agreement.

Total expenses are projected to be higher than budget by $229.1 million. This is mainly due to higher expenses in Social Development and Health.

The net debt is projected at $16.2 billion.

TABLE 1
FIRST QUARTER FISCAL SUMMARY
($ Millions)

	2026–2027 Full Year to March 31, 2027			2026–2027 Year-to-date to June 30, 2026		
	Budget	**Projection**	**Variance**	**Budget**	**Actual**	**Variance**
Revenue	14,243.6	14,207.8	(35.8)	3,522.6	3,506.1	(16.5)
Expense	15,637.9	15,867.0	229.1	3,811.6	3,830.8	19.2
Surplus (Deficit)	**(1,394.4)**	**(1,659.2)**	**(264.8)**	**(289.0)**	**(324.7)**	**(35.7)**

NOTICE TO READER:

The financial statements and forecasts have been compiled from information provided by management. Since a financial forecast is based on assumptions regarding future events, actual results will vary from the information presented. This financial information has not been subject to review or audit.

Numbers may not add up due to rounding.

Revenue Outlook

Revenue is projected to be $35.8 million lower than budget. The major variances include:

- Special Operating Agency revenue is down $30.0 million mainly due to lower revenue under the Integrated Bilateral Agreement.
- Conditional Grants from the federal government are down $10.8 million mainly due to lower than budgeted revenue under the Canada-New Brunswick Early Learning and Child Care Agreement.
- Agency revenue is down $7.3 million mainly due to lower than budgeted revenue from the Atlantic Lottery Corporation.
- Royalties are down $6.9 million mainly due to ongoing volatile and uncertain market conditions for most forest products which are now expected to persist for the duration of the fiscal year.
- Special Purpose Account revenue is up $8.0 million mainly due to increased revenue under the Climate Change Fund.
- Miscellaneous revenue is up $7.8 million mainly due to higher prior-year expenditure recoveries.
- Licences and Permits are up $5.3 million mainly due to increased fees for licences and registrations under the ***Motor Vehicle Act***.

Expense Outlook

Total expenses are projected to be over budget by $229.1 million. The major variances include the following:

- Social Development is projected to be over budget by $123.2 million mainly due to increased demand and service delivery costs within Income Security, Child Welfare and Youth Services, Disability Support Services and Seniors and Long-Term Care.
- Health is projected to be over budget by $108.1 million mainly due to higher operating costs within the Regional Health Authorities, and higher program costs within Pharmaceutical Programs. These costs are partially offset by under-expenditures in Corporate and Other Health Services.
- Transportation and Infrastructure is projected to be over budget by $29.6 million due to a gap in funding of the budget required to deliver the Winter Maintenance program.

- Other Agencies are projected to be over budget by $14.8 million mainly due to increased activity within several consolidated entities.

- Special Purpose Accounts are projected to be over budget by $10.9 million mainly due to additional expenditures in the Climate Change Fund and the Canada Community Building Fund.

- Justice and Public Safety is projected to be over budget by $9.9 million mainly due to higher than anticipated expenditures within the Disaster Financial Assistance Program. These expenditures are partially offset by federal recoveries.

- New Brunswick Housing Corporation is projected to be over budget by $4.3 million mainly due to additional expenditures in Housing Infrastructure. These expenditures are mainly offset by federal funding.

- Special Operating Agencies are projected to be under budget by $54.3 million mainly due projects not advancing as anticipated under the Integrated Bilateral Agreement.

- Education and Early Childhood Development is projected to be under budget by $15.8 million mainly due to under-expenditures related to the Canada-New Brunswick Early Learning and Childcare Agreement.

- Opportunities New Brunswick is projected to be under budget by $5.6 million mainly due to lower projected financial assistance disbursements.

First Quarter Actual Results

First quarter actuals show a deficit of $324.7 million compared to a quarterly budgeted deficit of $289.0 million.

- The difference between the first quarter actual deficit and the projected deficit reflects factors including seasonal patterns for revenues and expenses, as well as the timing of when revenue and expenses are recognized.

- On a year-to-date actual basis, revenue is $16.5 million lower than the first quarter budget, largely due to the timing of federal revenues under Special Operating Agencies.

- Total actual expenses for the quarter are $19.2 million higher than the first quarter budget, mainly due to higher year-to-date expenses for Education and Early Childhood Development, Other Agencies and Health.

TABLE 2
PROVINCE OF NEW BRUNSWICK FISCAL UPDATE
($ Millions)

	2026–2027 Full Year to March 31, 2027			2026–2027 Year-to-date to June 30, 2026		
	Budget	**Projection**	**Variance**	**Budget**	**Actual**	**Variance**
Revenue						
Ordinary Account	13,632.8	13,620.7	(12.1)	3,407.9	3,415.6	7.7
Capital Account	15.7	14.0	(1.7)	0.3	0.9	0.6
Special Purpose Account	210.4	218.4	8.0	18.3	14.5	(3.8)
Special Operating Agencies	145.4	115.4	(30.0)	36.3	10.1	(26.2)
Sinking Fund Earnings	239.3	239.3	0.0	59.8	65.0	5.2
Total Revenue	**14,243.6**	**14,207.8**	**(35.8)**	**3,522.6**	**3,506.1**	**(16.5)**
Expense						
Ordinary Account	14,297.9	14,566.4	268.5	3,496.6	3,575.3	78.7
Capital Account	239.3	240.8	1.5	41.2	44.8	3.6
Special Purpose Account	232.6	243.5	10.9	58.4	32.9	(25.5)
Special Operating Agencies	195.7	141.4	(54.3)	48.8	11.1	(37.7)
Amortization of Tangible Capital Assets	672.4	674.9	2.5	166.6	166.7	0.1
Total Expense	**15,637.9**	**15,867.0**	**229.1**	**3,811.6**	**3,830.8**	**19.2**
Surplus (Deficit)	**(1,394.4)**	**(1,659.2)**	**(264.8)**	**(289.0)**	**(324.7)**	**(35.7)**

TABLE 3
CHANGE IN NET DEBT
($ Millions)

	2026–2027 Full Year to March 31, 2027			2026–2027 Year-to-date to June 30, 2026		
	Budget	**Projection**	**Variance**	**Budget**	**Actual**	**Variance**
Net Debt - Beginning of Year	**(13,947.3)**	**(13,947.3)**	**0.0**	**(13,947.3)**	**(13,947.3)**	**0.0**
Changes in Year						
Surplus (Deficit)	(1,394.4)	(1,659.2)	(264.8)	(289.0)	(324.7)	(35.7)
Investments in Tangible Capital Assets	(1,233.0)	(1,227.7)	5.3	(220.1)	(134.2)	85.9
Amortization of Tangible Capital Assets	672.4	674.9	2.5	166.6	166.7	0.1
(Increase) Decrease in Net Debt	**(1,954.9)**	**(2,212.0)**	**(257.1)**	**(342.5)**	**(292.2)**	**50.3**
Net Debt - End of Year	**(15,902.1)**	**(16,159.2)**	**(257.1)**	**(14,289.8)**	**(14,239.5)**	**50.3**

TABLE 4
ORDINARY ACCOUNT REVENUE BY SOURCE
($ Millions)

	2026–2027 Full Year to March 31, 2027			2026–2027 Year-to-date to June 30, 2026		
	Budget	**Projection**	**Variance**	**Budget**	**Actual**	**Variance**
Taxes						
Personal Income Tax	2,588.0	2,588.0	0.0	643.5	642.3	(1.2)
Corporate Income Tax	679.4	679.4	0.0	169.1	169.1	0.0
Provincial Real Property Tax	557.5	557.5	0.0	133.8	131.0	(2.8)
Harmonized Sales Tax: net of credit	2,287.7	2,287.7	0.0	570.0	571.7	1.7
Gasoline and Motive Fuels Tax	206.0	206.0	0.0	49.4	51.4	2.0
Tobacco Tax	62.0	59.0	(3.0)	18.0	14.7	(3.3)
Pari-Mutuel Tax	0.5	0.5	0.0	0.1	0.1	0.0
Insurance Premium Tax	98.9	99.8	0.8	19.4	19.4	0.0
Real Property Transfer Tax	60.0	60.0	0.0	14.4	13.9	(0.5)
Financial Corporation Capital Tax	35.0	35.0	0.0	8.8	8.8	0.0
Cannabis Duty	13.5	13.7	0.2	3.4	2.6	(0.8)
Vaping Duty	5.0	5.0	0.0	1.3	0.6	(0.7)
Penalties and Interest	20.0	20.0	0.0	5.0	4.2	(0.8)
	6,613.5	6,611.5	(2.0)	1,636.2	1,629.8	(6.4)
Return on Investment	337.0	335.6	(1.3)	72.8	101.6	28.8
Licences and Permits	189.6	194.9	5.3	47.2	50.5	3.3
Sale of Goods and Services	578.2	581.7	3.5	145.6	159.3	13.7
Royalties	47.6	40.7	(6.9)	0.6	0.6	0.0
Agency Revenues	204.8	197.4	(7.3)	52.7	50.9	(1.8)
Fines and Penalties	6.2	5.8	(0.3)	1.5	1.3	(0.2)
Miscellaneous	67.4	75.2	7.8	16.1	21.4	5.3
Total - Own Source Revenue	**8,044.3**	**8,043.0**	**(1.3)**	**1,972.7**	**2,015.4**	**42.7**
Unconditional Grants – Canada						
Fiscal Equalization Payments	3,360.0	3,360.0	0.0	840.0	840.0	0.0
Canada Health Transfer	1,203.4	1,203.4	0.0	300.8	300.9	0.1
Canada Social Transfer	376.0	376.0	0.0	94.0	94.0	0.0
Other	1.9	1.9	0.0	0.5	10.4	9.9
	4,941.3	4,941.3	0.0	1,235.3	1,245.3	10.0
Conditional Grants – Canada	664.4	653.6	(10.8)	204.2	160.2	(44.0)
Total - Grants from Canada	**5,605.7**	**5,594.9**	**(10.8)**	**1,439.5**	**1,405.5**	**(34.0)**
Subtotal	**13,650.0**	**13,637.9**	**(12.1)**	**3,412.2**	**3,420.9**	**8.7**
Inter-account Transactions	(17.2)	(17.2)	0.0	(4.3)	(5.3)	(1.0)
Ordinary Account Revenue	**13,632.8**	**13,620.7**	**(12.1)**	**3,407.9**	**3,415.6**	**7.7**

TABLE 5
ORDINARY ACCOUNT EXPENSE
($ Millions)

	2026–2027 Full Year to March 31, 2027			2026–2027 Year-to-date to June 30, 2026		
	Budget	**Projection**	**Variance**	**Budget**	**Actual**	**Variance**
DEPARTMENT						
Agriculture, Aquaculture and Fisheries......	54.3	54.3	0.0	9.5	8.0	(1.5)
Education and Early Childhood Development..........	2,230.6	2,214.9	(15.8)	538.5	627.1	88.6
Energy..........	95.4	95.4	0.0	0.5	0.3	(0.2)
Environment and Local Government.........	229.2	230.3	1.0	51.6	35.7	(15.9)
Executive Council Office..........	12.8	12.8	0.0	3.3	4.3	1.0
Finance and Treasury Board..........	32.3	32.1	(0.2)	7.8	7.6	(0.2)
General Government..........	1,284.3	1,284.3	0.0	317.2	292.1	(25.1)
Health..........	4,801.3	4,909.4	108.1	1,118.3	1,150.8	32.5
Justice and Public Safety..........	423.1	433.0	9.9	105.0	93.7	(11.3)
Legislative Assembly..........	45.0	43.1	(1.9)	16.0	13.5	(2.5)
Natural Resources..........	149.3	149.5	0.3	32.2	36.8	4.6
New Brunswick Housing Corporation........	260.0	264.3	4.3	71.4	60.7	(10.7)
Office of the Premier..........	1.8	1.8	0.0	0.5	0.5	0.0
Opportunities New Brunswick..........	63.5	57.8	(5.6)	16.1	3.9	(12.2)
Other Agencies..........	409.1	423.9	14.8	101.9	146.6	44.7
Post-Secondary Education, Training and Labour..........	779.6	779.6	0.0	235.9	212.1	(23.8)
Regional Development Corporation..........	78.6	78.6	0.0	5.6	7.1	1.5
Service of the Public Debt..........	860.0	860.0	0.0	197.2	200.8	3.6
Social Development..........	2,012.3	2,135.5	123.2	541.0	549.3	8.3
Tourism, Heritage and Culture..........	92.9	93.8	0.9	28.5	23.1	(5.4)
Transportation and Infrastructure..........	421.5	451.1	29.6	108.2	111.9	3.7
Subtotal..........	**14,336.9**	**14,605.3**	**268.4**	**3,506.2**	**3,585.9**	**79.7**
Investment in Tangible Capital Assets..........	(2.4)	(2.3)	0.1	(0.6)	(0.8)	(0.2)
Inter-account Transactions..........	(36.6)	(36.6)	0.0	(9.0)	(9.8)	(0.8)
Ordinary Account Expense..........	**14,297.9**	**14,566.4**	**268.5**	**3,496.6**	**3,575.3**	**78.7**

TABLE 6
CAPITAL EXPENDITURES
($ Millions)

	2026–2027 Full Year to March 31, 2027			2026–2027 Year-to-date to June 30, 2026		
	Budget	**Projection**	**Variance**	**Budget**	**Actual**	**Variance**
DEPARTMENT						
Agriculture, Aquaculture and Fisheries......	2.2	2.2	0.0	0.5	0.2	(0.3)
Education and Early Childhood Development....	1.3	1.3	0.0	0.3	0.4	0.1
Environment and Local Government.........	1.0	0.6	(0.4)	0.2	1.9	1.7
General Government....	5.0	5.0	0.0	1.2	0.0	(1.2)
Health....	42.3	42.3	0.0	0.0	0.1	0.1
Natural Resources....	30.6	30.6	0.0	3.3	0.8	(2.5)
New Brunswick Housing Corporation.......	77.8	77.8	0.0	19.4	2.4	(17.0)
Post-Secondary Education, Training and Labour....	5.2	5.2	0.0	1.3	2.6	1.3
Regional Development Corporation..........	39.5	35.8	(3.7)	9.9	7.5	(2.4)
Social Development....	24.8	27.3	2.5	0.9	3.3	2.4
Tourism, Heritage and Culture....	20.1	18.1	(2.0)	5.0	2.2	(2.8)
Transportation and Infrastructure.............	1,220.1	1,220.0	(0.1)	218.7	156.8	(61.9)
Subtotal....	**1,469.8**	**1,466.1**	**(3.7)**	**260.7**	**178.2**	**(82.5)**
Investment in Tangible Capital Assets........	(1,230.6)	(1,225.4)	5.2	(219.5)	(133.4)	86.1
Capital Account Expense....	**239.3**	**240.8**	**1.5**	**41.2**	**44.8**	**3.6**

2026 Economic Update


N.B. Real GDP, 2026 (%)
Q1 Update
Budget 2026–2027
Average 1.1
1.3
1.3
1.2
1.1
1.0
1.0
0.9
0.9
0.7
Scotia Bank
BMO
Royal Bank
CIBC
Signal49
N.B. FTB
TD Bank
AEC
National Bank
Source: N.B. Finance and Treasury Board


Population growth, N.B.
(Persons)
(Q/Q % change)
Q1 2023
Q3 2023
Q1 2024
Q3 2024
Q1 2025
Q3 2025
Q1 2026
Source: Statistics Canada Table 17-10-0009-01


Exports, N.B.
($ Billions)
2024
2025
2026
Jan.
Feb.
Mar.
Apr.
May.
Jun.
Jul.
Aug.
Sep.
Oct.
Nov.
Dec.
Source: Statistics Canada Table 12-10-0175-01


Consumer Price Index, N.B.
(Unadjusted, Y/Y % change)
Source: Statistics Canada Table 18-10-0004-01

New Brunswick Economic Outlook

	Budget	Revised
Real GDP	1.0	1.0
Nominal GDP	3.1	3.7
Primary Household Income	3.7	4.5
Population (July 1)	0.3	-0.4
Labour Force	0.3	0.5
Employment	0.6	0.6
Unemployment Rate (%)	6.9	7.0
Consumer Price Index	2.0	3.5

Sources: Statistics Canada, N.B. Finance and Treasury Board
% change unless otherwise indicated

Based on data available as of July 31, 2026

- The IMF projects global economic growth of 3.0% in 2026, down from 3.5% in 2025. The global outlook is weighed down by geopolitical conflicts, trade tensions, financial market volatility, and elevated public debt, partly offset by advances in AI and their adoption across the global technology cycle.
- The U.S. Bureau of Economic Analysis estimates that real GDP grew at an annual rate of 2.1% in the first quarter of 2026. This growth is supported by increases in investment, exports, government spending, and consumer spending. The IMF projects the U.S. economy to grow by 2.3% in 2026.
- Statistics Canada reported that Canada's real GDP was unchanged in the first quarter of 2026, following a 0.2% decline in the fourth quarter of 2025. The gains from higher household spending and business inventories were offset by weaker investment and higher goods imports, particularly gold. The Bank of Canada anticipates real GDP growth of 0.7% for the year.
- The Department of Finance and Treasury Board projects economic growth of 1.0% in 2026, in line with the private sector forecasters' average.
- The population of New Brunswick was estimated at 866,497 on April 1, 2026, a decrease of 0.1 % (-886 people) from January 1, marking the third consecutive quarterly decline driven by losses in net non-permanent residents and net interprovincial migration.
- New Brunswick's employment increased by 0.9% (+3,700 persons) year-to-date to June, compared with a 1.2% (+5,300 persons) increase in the labour force. Consequently, the average unemployment rate for the January–June period edged up to 7.5% from 7.3% a year earlier.
- Wages and salaries in New Brunswick increased by 5.9% in the first quarter of 2026, supported by gains in both goods-producing (+8.6%) and services-producing (+5.2%) industries.
- New Brunswick's average weekly earnings increased by 5.2% year-to-date to May 2026, reaching $1,234.58.

- Between January and May 2026, investment in building construction rose 14.7% year-to-date to $1.72 billion. Growth was supported by increases in both residential (+17.0%) and non-residential (+9.8%) investment.
- Housing starts in New Brunswick totalled 2,775 units over the first half of 2026, down 3.7% from the same period in 2025. Despite the decline, it was the fourth-highest January–June total on record since 1948.
- Retail sales in New Brunswick grew by 4.9% year-to-date to May 2026. The strongest growth was recorded by gasoline stations and fuel vendors (+15.1%), followed by health and personal care retailers (+10.7%).
- Domestic exports from January to May 2026 totalled $7.76 billion, an increase of 8.4% (+$603.0 million) from the same period in 2025. Higher exports of energy products (+$1.66 billion) were driven primarily by a sharp increase in oil prices.
- Manufacturing sales increased by 17.0% year-to-date to May 2026, driven largely by strong growth in non-durable goods manufacturing (+22.1%), while durable goods manufacturing declined by 7.6%.
- The Consumer Price Index (CPI) rose 3.5% on a year-to-date basis during the first half of 2026, following an increase of 1.2% in 2025. Prices increased in all the eight components, with the highest price increases occurring in shelter (+4.4%), food (+4.3%), and transportation (+4.2%).

TABLE 7
NEW BRUNSWICK ECONOMIC INDICATORS
(as of 31-Jul-2026)

	Year-to-date			Reference period
Indicators	**2025**	**2026**	**% Change**	**from January to:**
Labour force (x 1,000)	432.4	437.7	1.2%	June
Employment (x 1,000)	401.0	404.7	0.9%	June
Unemployment (x 1,000)	31.4	33.0	5.1%	June
Unemployment rate (%)	7.3	7.5	...	June
Participation rate (%)	60.2	60.3	...	June
Employment rate (%)	55.8	55.7	...	June
Average weekly earnings ($)	1,173.72	1,234.58	5.2%	May
Retail trade ($M)	7,240.5	7,593.7	4.9%	May
Food services and drinking places ($M)	672.4	695.3	3.4%	May
Consumer Price Index (2002=100)	162.4	168.0	3.5%	June
Housing starts (units)	2,882	2,775	-3.7%	June
Investment in residential building construction ($M)	1,009.7	1,181.7	17.0%	May
Investment in non-residential building construction ($M)	489.5	537.3	9.8%	May
Manufacturing sales ($M)	9,719.5	11,372.9	17.0%	May
International exports ($M)	7,160.7	7,763.7	8.4%	May

... Not applicable
Sources: Statistics Canada, Canada Mortgage and Housing Corporation